Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated July 26, 2016

Registration Statement No. 333-196906

Golden Star Resources Ltd.

Treasury Offering of Common Shares

July 26, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from BMO Nesbitt Burns Inc. for which contact details are provided below.

A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Golden Star Resources Ltd. (“Golden Star” or the “Company”)

Offering:	Treasury offering of 40,000,000 common shares of the Company (the “Common Shares”).

Issue Price:	US$0.75 per Common Share

Issue Amount:	US$30,000,000

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the Offering will be used to strengthen the Company’s balance sheet by retiring certain of its outstanding indebtedness, including through the repurchase of its 5.0% convertible senior unsecured debentures due June 1, 2017 in privately negotiated transactions, repayment of its secured medium term loan facility with Ecobank Ghana Limited and any remaining funds for general corporate purposes.

Form of Offering:

Marketed offering by way of a shelf prospectus and prospectus supplement in each of the provinces of Canada, other than Quebec, and pursuant to the multijurisdictional disclosure system in the United States.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the NYSE MKT LLC (the “NYSE MKT”). The existing common shares of the Company are listed on the TSX under the symbol “GSC” and the NYSE MKT under the symbol “GSS”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Sole Bookrunner:	BMO Capital Markets

Commission:	6.0%

Closing:

On or about August 3, 2016 (T+5 closing).

The closing of the Offering is conditional upon the concurrent closing of the offering of US$65,000,000 aggregate principal amount of senior convertible notes of the Company due 2021 (the “Notes”) including, as part of such offering, the exchange of approximately US$40,000,000 aggregate principal amount of outstanding 5% convertible senior unsecured debentures of the Company due 2017 for an equal principal amount of Notes.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (Email: torbramwarehouse@datagroup.ca or Telephone: 905-791-3151 Ext 4020) and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at (800)-414-3627 or by email at bmoprospectus@bmo.com.